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Friday 11 October, 2002

02 OCT 25 AM 9:23

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

02055419

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2002 third quarter new business results*

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully,

P N Horsman
Head of Investor Relations

dlw 10/29

Enc

11 October 2002

Legal & General Group Plc
New business results to 30 September 2002

	Nine months to 30/9/02	Nine months to 30/9/01	Change
New business APE[1]			
UK total	**£635m**	**£516m**	**+23%**
- UK individual business	**£580m**	**£413m**	**+40%**
International	**£73m**	**£69m**	**+6%**
Total	**£708m**	**£585m**	**+21%**
New institutional fund management	**£10.2bn**	**£9.0bn**	**+13%**

[1] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums.

David Prosser, Group Chief Executive, said: "This is another set of good results, which will continue Legal & General's consistent growth record.

The scale of our UK new business has been much expanded by the strength of our new partnerships, as demonstrated by the 40% growth in individual business in the first nine months of the year. The growth of 12% in UK individual business in the third quarter represents a robust performance despite difficult market conditions, which we believe will contrast favourably with the industry performance over this period.

Our institutional fund management business has won over £10 billion of new business already this year, continuing its record of averaging over £1 billion new business a month since the beginning of 1998.

With the benefit of the additional capital raised in our Rights Issue, I believe we are very well positioned to take advantage of the opportunities we see."

UK new business
New business for the first nine months of the year increased by 23% to £635m APE (2001: £516m). Within this result, individual business grew by 40% to £580m APE (2001: £413m), as the impact of new partnerships continued to benefit our sales performance. In the third quarter, individual new business volumes grew 12% to £170m APE, in line with the growth for the first two months of the quarter indicated at the time of the announcement our Rights Issue. The comparator for this quarter includes the early results from the strategic partnership with Barclays, which became fully operational in the third quarter of 2001. Group business at £17m APE in the third quarter (2001: £39m) continued to reflect lower levels of bulk purchase annuity business.

Individual life
Annual premium sales for the first nine months increased by 6% to £107m (2001: £101m), as the strong position we have built in the life protection market has more than offset the impact of our decision to withdraw our ISA mortgage repayment product in May last year. In the third quarter, annual premium sales increased from £34m to £36m.

Demand for single premium bonds benefited from our new distribution partnerships with sales up by 27% to £1,069m in the first nine months (2001: £843m). However, as indicated at the half-year, recent equity market conditions have dampened demand and have constrained third quarter sales to £293m (2001: £344m).

Individual pensions
Over the first nine months new annual premium business continued to grow strongly, up 57% to £132m (2001: £84m) reflecting our success in winning business from fee-based employee benefit consultants. Third quarter new annual premium business grew from £34m to £39m.

Single premium business grew 12% in the first nine months to £623m (2001: £554m) largely as a consequence of increased compulsory purchase annuity sales and a higher level of DSS rebates. Third quarter growth was even stronger, up 22% to £246m.

ISAs and unit trusts
Against a downturn in total market sales, we have continued to achieve very strong growth in new business, benefiting from the support of our strategic partners.

Regular payment business in the first nine months grew 68% to £42m (2001: £25m). Single payment sales reached £1,299m, an increase of 107% (2001: £629m). In the third quarter, single payment sales increased by 48% from £199m in 2001 to £294m despite weak equity markets.

Group business
Group new business was £55m APE in the first nine months (2001: £103m). These lower volumes reflected reduced levels of demand in the bulk purchase annuity market arising from the adverse impact of equity markets on pension scheme funding levels. We have continued to win encouraging volumes of bulk purchase business in the small and mid-sized segment. In the third quarter we focussed on maintaining volumes in this segment of the market at the expense of larger schemes.

Institutional fund management
Our institutional fund management subsidiary maintained its highly successful track record by winning new business for the first nine months of the year of £10.2bn (2001: £9.0bn).

Third quarter new business, unchanged at £3.0bn, has maintained our record of averaging over £1bn of new UK pension fund investment business per month since January 1998.

International business

In the USA, new business increased by 24% to $68m APE (2001: $55m) in the first nine months as we have continued to develop our chosen niche market of term assurance for upper income customers. Third quarter new business grew even more strongly by 32% to $25m APE (2001: $19m).

Our European businesses produced €47m APE in the first nine months (2001: €50m). In the Netherlands, annual premium business at €13m (2001: €10m) showed steady growth with a particularly strong contribution from term assurance. However, single premiums business volumes were lower following an exceptional result in the first quarter last year.

In France, where market conditions have been difficult, new business including unit trusts in the first nine months was €24m APE (2001: €28m) as investors favoured guaranteed products rather than the equity based products which we offer. Despite these market pressures, third quarter volumes grew from €6m to €8m.

For further information contact:

Investors: Peter Horsman
Head of Investor Relations
020 7528 6362

Media: John Morgan
Head of Public Relations
020 7528 6213

Anthony Carlisle
Citigate Dewe Rogerson
020 7638 9571
07973 611888

Notes:

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. Financial Calendar:

2002 full year new business results	23 January 2003
2002 preliminary results	27 February 2003
2003 first quarter new business results and AGM	30April 2003
2003 interim results and second quarter new business	24 July 2003
2003 third quarter new business results	15 October 2003

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2002

NEW UK BUSINESS

	Nine months to 30 September 2002 £m	Nine months to 30 September 2001 £m	increase/ (decrease) %	Three months to 30 September 2002 £m	Three months to 30 September 2001 £m	increase/ (decrease) %
INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	73	75		24	24	
- Protection	34	26		12	10	
Pensions:						
- Individual pensions	132	84		39	34	
Total new annual premiums	239	185	29	75	68	10
Single premiums						
Life:						
- With-profits	886	774		221	315	
- Other	183	69		72	30	
Pensions:						
- Individual pensions	214	211		65	53	
- Annuities - individual	300	255		115	95	
- DSS rebates	109	88		66	53	
Total single premiums	1,692	1,397	21	539	546	-1
Individual life and pensions APE	408	325	26	129	123	5
ISAS, PEPS AND UNIT TRUSTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	37	25	48	11	9	22
- Unit trusts	5	0		0	0	
Total new annual premiums	42	25	68	11	9	22
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	646	369		110	59	
- Unit trusts	653	260		184	140	
Total single premiums	1,299	629	107	294	199	48
ISAs, PEPs and unit trusts APE	172	88	95	41	29	41
Total Individual Business APE	580	413	40	170	152	12
GROUP LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	24	25		9	9	
- Group pensions	5	12		2	8	
Total new annual premiums	29	37	-22	11	17	-35
Single premiums						
- Annuities - bulk purchase	210	598		35	201	
- Other group business	52	69		24	32	
Total single premiums	262	667	-61	59	233	-75
Group life and pensions APE	55	103	-47	17	39	-56
Total UK APE	635	516	23	187	191	-2
INSTITUTIONAL FUND MANAGEMENT						
UK Managed Funds						
- Pooled funds	9,172	7,766		2,847	2,169	
- Segregated funds	489	1,198		12	796	
	9,661	8,964		2,859	2,965	
UK Other	542	28		127	15	
	10,203	8,992	13	2,986	2,980	0

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2002

WORLDWIDE NEW BUSINESS

	Nine months to 30 September 2002 £m	Nine months to 30 September 2001 £m	increase/ (decrease) %	Three months to 30 September 2002 £m	Three months to 30 September 2001 £m	increase/ (decrease) %
New annual premiums						
Life and pensions:						
- Life	131	126		45	43	
- Pensions	137	96		41	42	
UK	268	222	21	86	85	1
- USA	43	38		14	12	
- Netherlands	8	6		3	2	
- France	4	6		1	1	
Total life and pensions	323	272	19	104	100	4
Retail investment business:						
- UK	42	25		11	9	
Total new annual premiums	365	297	23	115	109	6
Single premiums						
Life and pensions:						
- Life	1,069	843		293	345	
- Pensions	885	1,221		305	434	
UK	1,954	2,064	-5	598	779	-23
- USA	2	0		1	0	
- Netherlands	67	77		14	15	
- France	83	84		30	29	
Total life and pensions	2,106	2,225	-5	643	823	-22
Retail investment business:						
- UK	1,299	629		294	199	
- France	23	29		7	7	
Total single premiums	3,428	2,883	19	944	1,029	-8
Equivalent premium income (APE)						
- Life and pensions business	534	494	8	169	182	-7
- Retail investment business	174	91	91	41	30	37
Worldwide APE	708	585	21	210	212	-1

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2002

OVERSEAS OPERATIONS IN LOCAL CURRENCY

	Nine months to 30 September 2002	2001	increase/ (decrease) %	Three months to 30 September 2002	2001	increase/ (decrease) %
USA ($m):						
New annual premiums	68	55		25	19	
Single premiums	3	1		2	0	
APE	68	55	24	25	19	32
Netherlands (€ m):						
New annual premiums	13	10		5	4	
Single premiums	106	125		24	22	
APE	23	22	5	7	6	17
France (€ m):						
New annual premiums	7	10		2	1	
Single premiums	133	135		52	44	
Unit trusts	36	46		12	9	
APE	24	28	-14	8	6	33

UK INDIVIDUAL APE BY CHANNEL

Nine months to 30 September 2002	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	125	137	262	45
Business partnerships	116	117	233	40
Business partnerships direct	20	20	40	7
Direct	20	25	45	8
	281	299	580	100

Nine months to 30 September 2001	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	114	123	237	57
Business partnerships	70	54	124	30
Business partnerships direct	2	1	3	1
Direct	23	25	48	12
	209	203	412	100

Three months to 30 September 2002	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	41	41	82	48
Business partnerships	36	33	69	41
Business partnerships direct	6	5	11	6
Direct	4	4	8	5
	87	83	170	100

Three months to 30 September 2001	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	40	42	82	54
Business partnerships	29	30	59	39
Business partnerships direct	2	1	3	2
Direct	5	2	7	5
	76	75	151	100